                                                                   Exhibit 99.01


                         REPORT OF INDEPENDENT AUDITORS



The Partners
   JetFleet Aircraft, L.P.


We have audited the accompanying balance sheets of JetFleet Aircraft, L.P., a California Limited Partnership, as of December 31, 1997 and December 31, 1996, and the related statements of operations, partners' capital and cash flows for the years ended December 31, 1997, December 31, 1996 and December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JetFleet Aircraft, L.P., at December 31, 1997 and December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, December 31, 1996 and December 31, 1995, in conformity with generally accepted accounting principles.




          VOCKER KRISTOFFERSON AND CO.


February 27, 1998
San Mateo, California

                                              JetFleet Aircraft, L.P.
                                                  Balance Sheets


                                                      ASSETS
                                                                                        December 31,
                                                                                        ------------
                                                                                    1997             1996
                                                                                    ----             ----
Current assets:

         Cash                                                                  $   262,256      $     5,451
         Restricted cash                                                            78,756           25,277
         Lease payments receivable                                                      --          180,000
         Reserves receivable from lessee                                               671            4,688
                                                                               -----------      -----------

                  Total current assets                                             341,683          215,416
                                                                               -----------      -----------

Aircraft under operating leases and aircraft
         held for operating leases,
         net of accumulated depreciation of
         $4,148,895 in 1997 and $4,055,292 in 1996                               2,234,742        2,328,345
                                                                               -----------      -----------

                                                                               $ 2,576,425      $ 2,543,761
                                                                               ===========      ===========

                                         LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:

         Accounts payable                                                      $    60,615      $    16,000
         Accrued maintenance costs                                                 264,920           25,277
         Payable to affiliates                                                       4,500              743
         Prepaid rents                                                              43,586            8,890
         Unearned interest income                                                       --           14,674
                                                                               -----------      -----------

                  Total liabilities                                                373,621           65,584

Partners' capital
         General partners                                                          (54,723)         (51,970)
         Limited partners (1,100,000 authorized
           Units, 296,069 issued Units
           in 1997 and 1996)                                                     2,257,527        2,530,147
                                                                               -----------      -----------

                                                                               $ 2,576,425      $ 2,543,761
                                                                               ===========      ===========

See accompanying notes

                             JetFleet Aircraft, L.P.
                            Statements of Operations




                                                      Year Ended December 31,
                                                      -----------------------
                                              1997             1996             1995
                                              ----             ----             ----
Revenues:

         Rental income, net               $   551,951      $   578,602      $   561,254
         Interest income                       14,506           45,705           73,827
                                          -----------      -----------      -----------

                                              566,457          624,307          635,081
                                          -----------      -----------      -----------

Costs and expenses:

         Amortization of
            organization costs                     --            1,649            8,404
         Professional fees                     29,805           22,272           26,240
         General and administrative            88,097          112,097           75,286
         Maintenance costs                    180,894           35,517           43,464
         Depreciation of aircraft              93,603        1,041,290        1,041,292
                                          -----------      -----------      -----------

                                              392,399        1,212,825        1,194,686
                                          -----------      -----------      -----------

Net income (loss)                         $   174,058      $  (588,518)     $  (559,605)
                                          ===========      ===========      ===========

Allocation of net income (loss):

         General partners                 $     1,741      $    (5,885)     $    (5,596)
         Limited partners                     172,317         (582,633)        (554,009)
                                          -----------      -----------      -----------

                                          $   174,058      $  (588,518)     $  (559,605)
                                          ===========      ===========      ===========

         Per Limited Partnership Unit     $      0.58      $     (1.97)     $     (1.87)
                                          ===========      ===========      ===========

Limited Partnership Units outstanding         296,069          296,069          296,069
                                          ===========      ===========      ===========

See accompanying notes.

                             JetFleet Aircraft, L.P.
                         Statements of Partners' Capital
              For the Years Ended December 31, 1995, 1996 and 1997


                                  Limited
                                  Partner          Limited           General
                                   Units           Partners          Partners            Total
                                -----------      -----------       -----------       -----------
Balance, December 31, 1994          296,069      $ 4,804,442       $   (28,998)      $ 4,775,444
Distributions ($1.84 per
  Limited Partner Unit)                  --         (544,202)           (5,497)         (549,699)
Net loss                                 --         (554,009)           (5,596)         (559,605)
                                -----------      -----------       -----------       -----------

Balance, December 31, 1995          296,069        3,706,231           (40,091)        3,666,140
Distributions ($2.00 per
  Limited Partner Unit)                  --         (593,451)           (5,994)         (599,445)
Net loss                                 --         (582,633)           (5,885)         (588,518)
                                -----------      -----------       -----------       -----------

Balance, December 31, 1996          296,069        2,530,147           (51,970)        2,478,177
Distributions ($1.50 per
  Limited Partner Unit)                  --         (444,937)           (4,494)         (449,431)
Net income                               --          172,317             1,741           174,058
                                -----------      -----------       -----------       -----------

Balance, December 31, 1997          296,069      $ 2,257,527       $   (54,723)      $ 2,202,804
                                ===========      ===========       ===========       ===========

See accompanying notes.

                             JetFleet Aircraft, L.P.
                            Statements of Cash Flows

                                                                         Year Ended December 31,
                                                                 1997              1996              1995
                                                                 ----              ----              ----
Operating activities:
         Net income (loss)                                  $   174,058       $  (588,518)      $  (559,605)
         Adjustments to reconcile net income
           (loss) to net cash provided by
           operating activities:
             Depreciation of aircraft                            93,603         1,041,290         1,041,292
            Amortization of organization costs                       --             1,649             8,404
           Change in operating assets and liabilities:
                  Restricted cash                               (53,479)          (25,277)               --
                  Reserves receivable from lessee                 4,017            (4,688)               --
                  Accounts payable                               44,615           (12,109)          (12,591)
                  Accrued maintenance costs                     239,643           (33,707)          (14,847)
                  Prepaid rents                                  34,696             8,890                --
                  Unearned interest income                      (14,674)          (45,417)          (70,019)
                  Receivable from affiliates                         --            45,856           (45,856)
                  Payable to affiliates                           3,757           (44,257)           32,078
                                                            -----------       -----------       -----------
                  Net cash provided by
                    operating activities                        526,236           343,712           378,856

Investing activities:
         Payments received on capital lease                     180,000           165,000           150,000
                                                            -----------       -----------       -----------

           Net cash provided by  investing activities           180,000           165,000           150,000

Financing activities -
         Distributions                                         (449,431)         (599,445)         (549,699)
                                                            -----------       -----------       -----------
Net increase (decrease) in cash                                 256,805           (90,733)          (20,843)

Cash, beginning of period                                         5,451            96,184           117,027
                                                            -----------       -----------       -----------

Cash, end of period                                         $   262,256       $     5,451       $    96,184
                                                            ===========       ===========       ===========


See accompanying notes.

                            JetFleet Aircraft, L.P.
                         Notes to Financial Statements


1.       Summary of Significant Accounting Policies

         Basis of presentation

         JetFleet Aircraft, L.P. ("JetFleet") is a California limited partnership formed on February 16, 1989 for the purpose of acquiring, on a world-wide cash basis, a portfolio of commercial aircraft which are already in service pursuant to triple net leases. The corporate general partner of JetFleet is CMA Capital Group ("Group"), a California corporation formed in February 1989. The individual general partners, Neal D. Crispin and Richard D. Koehler, are the founding principals of Group. Group is exclusively entitled to manage and control JetFleet's business. Capital Management Associates ("CMA"), an affiliated California corporation owned by Mr. Crispin, provides certain accounting and investor-related services for Group. JetFleet Management Corp. ("JMC") an affiliated California corporation formed in January 1994, and owned by the individual general partners and an officer of CMA, has been authorized to perform remarketing duties on behalf of JetFleet. Crispin Koehler Securities, an affiliated California corporation owned by Messrs. Crispin and Koehler, provided certain administrative and investor-related services for Group. JetFleet owns interests in certain aircraft in which JetFleet Aircraft II, L.P. ("JetFleet II"), an affiliated California limited partnership, also owns interests. JetFleet has had significant transactions with these affiliates as well as Range Systems Engineering, Aviation Enterprises 1988, Inc. ("AEI"), National Airline Commission of Papua New Guinea (trading as Air Niugini) ("Air Niugini") and Air Tindi Limited ("Air Tindi").

         Aircraft under operating leases and aircraft held for operating leases

         The aircraft are recorded at cost. Depreciation is computed using the straight line method over the estimated economic lives of the aircraft. Beginning in 1995, the estimated economic life for the purpose of calculating depreciation of deHavilland Dash-7 aircraft was lowered from 12 to 8 years to reflect technological change. This change had the effect of increasing depreciation and the net loss by $506,592, or $1.71 per Limited Partnership Unit outstanding in 1995.

         In early 1997, a future value appraisal of the aircraft assets was obtained. It indicated that the depreciation method described above was overly conservative in that the future value as well as the estimated useful life of used aircraft had both increased. Accordingly, JetFleet began depreciating its aircraft on a straight-line basis over its estimated useful life, generally twelve years, to its estimated residual value at that time. This change had the effect of decreasing depreciation and increasing net income by $947,688 or $3.20 per Limited Partnership Unit outstanding during 1997.

         Investment in capital lease

         JetFleet's investment in the McDonnell Douglas DC-9-32 is recorded as an investment in a capital lease. The gross investment is recorded as lease payments receivable while the difference between the gross investment and the acquisition cost of the DC-9-32 is recorded as unearned interest income (see
Note 4).

                             JetFleet Aircraft, L.P.
                          Notes to Financial Statements


1.       Summary of Significant Accounting Policies (continued)

         Organization and offering costs

         Pursuant to the terms of the Partnership Agreement, a non-accountable organizational and offering expense allowance, in an amount equal to 3% of limited partner capital contributions, was paid to Group for reimbursement of certain organizational and offering expenses incurred in connection with the formation and offering of units in JetFleet. A portion of the allowance was capitalized as organization costs and was amortized using the straight-line method over 60 months.

         The remaining amount, along with sales commissions, investment banking fees, and due diligence reimbursements, was reflected as a direct reduction of partners' capital contributions.

         Income taxes

         Income taxes are the liability of the individual partners; accordingly, the financial statements do not include any provision for income taxes. At December 31, 1997, assets and liabilities on a tax basis were approximately $2.0 million lower than on a book basis due to accelerated depreciation methods used for tax purposes.

         Cash balances, including restricted cash

         As of December 31, 1997, JetFleet maintained cash balances of $78,756 in a large open- end money fund, which is not federally insured. JetFleet also maintained a cash balance of $262,256 in a regional bank headquartered in San Francisco, $162,255 of which is not federally insured.

         Restricted cash

         As of December 31, 1997 and December 31, 1996, JetFleet held restricted cash in the amount of $78,756 and $25,277, respectively, which represents maintenance reserves collected from lessees and interest earned on those funds, as applicable.

         Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

         Maintenance reserves

         All aircraft are operated under triple net leases under which the lessee is responsible for maintenance and overhaul, insurance, and operating costs. In some cases, reserves are collected from the lessee based on estimated maintenance cost. Annually, management reviews the level of maintenance reserves collected from lessees for each asset, as applicable, in order to determine whether reserves collected in the future should be adjusted based on changes in estimated costs.

                             JetFleet Aircraft, L.P.
                          Notes to Financial Statements


2.       Allocation of Income, Losses and Distributions

         Pursuant to the Partnership Agreement, all revenues and expenses and income and losses are generally allocated 99% to the limited partners and 1% to the general partners. Cash distributions from JetFleet's operations are made 99% to the limited partners and 1% to the general partners.

3.       Aircraft Under Operating Leases and Aircraft Held for Operating Leases

         deHavilland aircraft

         JetFleet owns 95.9% undivided interests in a deHavilland DHC-7-102 aircraft, serial number 57 ("S/N 57") purchased in 1991. JetFleet II and the seller own the remaining 4.0% and 0.1% undivided interests, respectively.

         S/N 57 was subject to a triple net lease with Johnson Controls World Services, Inc. ("JCWS") under an eight year contract, which commenced in 1986, with the United States Army for use in the Marshall Islands at the site of the Army's deep space research center where missile guidance systems are tested. During 1994 the lease was extended, at reduced rent, through September 30, 1995. A new contract with the United States Army commenced on February 15, 1995 for a term of two years with three two- year renewal options. The contract was awarded to Range Systems Engineering, a subsidiary of Raytheon Service Company. During 1995 the lease was extended through September 30, 1996. During 1996 the lease was extended, at reduced rent, through September 30, 1998.

         JetFleet purchased a 24.37% undivided interest in a deHavilland DHC-7-103, serial number 72 ("S/N 72"), in 1991. JetFleet purchased its undivided interest from CMA at CMA's cost. CMA had purchased a 100% undivided interest in S/N 72 for the purpose of reselling undivided interests to JetFleet and JetFleet II. JetFleet II purchased CMA's undivided interests, as funds were raised in the offering of limited partnership units in JetFleet II. JetFleet II and AEI own the remaining 75.53% and 0.10% undivided interests, respectively, at December 31, 1997.

         At the time the undivided interest in S/N 72 was purchased, S/N 72 was subject to the same United States Army contract as S/N 57.

         Under the terms of the sales agreements for S/Ns 57 and 72, AEI, the seller of both aircraft, receives 4% of monthly lease revenues during the first eight years of the lease in return for providing remarketing and certain other services in connection with the lease, re-lease and re-sale of the aircraft.

         Upon the return of S/N 72 by JCWS, during the second quarter of 1993, a collision- avoidance radar system ("TCAS") was installed on the aircraft in order to comply with FAA regulations regarding commercial airline operations. In connection with the TCAS installation, JetFleet paid and capitalized its pro rata share of the cost which is being depreciated over the remaining useful life of the aircraft.

                             JetFleet Aircraft, L.P.
                          Notes to Financial Statements

3. Aircraft Under Operating Leases and Aircraft Held for Operating Leases (continued)

         deHavilland aircraft (continued)

         After having been re-leased to Eclipse Airlines, Inc. and the AGES Group, L.P., S/N 72 was re-leased in March 1995 to Air Niugini for a term of six months. The lease was subsequently extended until October 31, 1995. In addition, Air Niugini paid JetFleet its pro-rata share of maintenance costs. Upon its return by Air Niugini and at the direction of JetFleet management, S/N 72 again underwent certain scheduled maintenance and other repair work.

         In April 1996, S/N 72 was leased to Air Tindi for a term of thirty-six months. Air Tindi has provided a letter of credit which serves as a security deposit under the lease. In addition, Air Tindi pays JetFleet its pro-rata share of estimated maintenance costs per hour of usage, which amount is to be applied for scheduled overhauls and inspections. Air Tindi is a regional airline headquartered in Yellowknife, Northwest Territories, Canada and provides charter and regularly scheduled flights throughout the Northwest Territories. During December 1997 the maintenance reserves were increased by $201,596 and a related expense recognized.

         Future minimum rents

         The following is a schedule of future minimum rental income by year under the existing leases:

          Year                       Amount
          ----                       ------
          1998                      $459,505
          1999                        31,803
                                    --------

          Total                     $491,308
                                    ========

         Detail of investment

         The following schedule provides an analysis of JetFleet's investment in aircraft under operating leases and aircraft held for operating leases as of December 31, 1996, additions during 1997 and as of December 31, 1997:

                      December 31,                        December 31,
                         1996            Additions            1997
                      -----------       -----------       -----------
S/N 57                $ 4,790,106       $        --       $ 4,790,106
S/N 72                  1,593,531                --         1,593,531
                      -----------       -----------       -----------

                        6,383,637                --         6,383,637
Less accumulated
  depreciation         (4,055,292)          (93,603)       (4,148,895)
                      -----------       -----------       -----------
                      $ 2,328,345       $   (93,603)      $ 2,234,742
                      ===========       ===========       ===========

                             JetFleet Aircraft, L.P.
                          Notes to Financial Statements

3. Aircraft Under Operating Leases and Aircraft Held for Operating Leases (continued)

         Detail of investment

         The following schedule provides an analysis of JetFleet's investment in aircraft under operating leases and aircraft held for operating leases and the related accumulated depreciation for the years ended December 31, 1995, 1996 and 1997:

                                          Accumulated
                             Cost         Depreciation           Net
                             ----         ------------           ---
Balance,
  December 31, 1994      $ 6,383,637      $(1,972,710)      $ 4,410,927

Additions                         --       (1,041,292)       (1,041,292)
                         -----------      -----------       -----------
Balance,
  December 31, 1995        6,383,637       (3,014,002)        3,369,635

Additions                         --       (1,041,290)       (1,041,290)
                         -----------      -----------       -----------
Balance,
December 31, 1996          6,383,637       (4,055,292)        2,328,345

Additions                         --          (93,603)          (93,603)
                         -----------      -----------       -----------
Balance,
December 31, 1997        $ 6,383,637      $(4,148,895)      $ 2,234,742
                         ===========      ===========       ===========

4.       Investment in Capital Lease

         McDonnell Douglas DC-9-32

         In December 1994, JetFleet purchased a 50.00% undivided interest in a McDonnell Douglas DC-9-32, serial number 47236 (the "DC-9"). JetFleet II purchased the remaining 50.00% interest at the same time. The DC-9 had been leased back to the seller, Interglobal, Inc. for thirty- six months (the "DC-9 lease"). The DC-9 had been sub-leased to and operated by Aero California S.A. de CV. As part of the sale and leaseback described above, Interglobal, Inc. assigned its rights under the sublease to Aero California S.A. de CV. As discussed in Note 1 above, JetFleet's investment in the DC-9 is being accounted for as a capital lease. The investment was essentially a financing in which JetFleet recovered its investment over the term of the lease. Interglobal, Inc. exercised its purchase option upon expiration of the DC-9 lease in December 1997.

                             JetFleet Aircraft, L.P.
                          Notes to Financial Statements

5.       Related Party Transactions

         Group is entitled to receive base management, incentive management and re-lease fees in any year in which the annualized rate of distributions is equal to or greater than the Preferred Return. There was no accrual or payment of the base management, incentive management or re- lease fees for 1995, 1996 and 1997 since the annualized rate of distributions in those years did not meet the Preferred Return.

         JetFleet pays for all direct, indirect, administrative and overhead expenses incurred on its behalf by Group and its affiliates. In 1997, 1996 and 1995, $81,686, $93,794 and $63,826, respectively, was reimbursable by JetFleet to Group or its affiliates in connection with the administration and management of JetFleet.

         All of the above fees payable by JetFleet to Group were paid to Group which in turn reimbursed CMA or its affiliates, which have incurred all costs in connection with the organization and offering of units in, and the administration and management of, JetFleet.

6.       Subsequent Events

         On April 8, 1997 a Registration Statement on Form S-4 was filed with the Securities and Exchange Commission disclosing a proposed consolidation of JetFleet and JetFleet II into a newly incorporated Delaware corporation, AeroCentury Corp. The Registration Statement was declared effective on September 23, 1997 and the consolidation was effective January 1, 1998, with 99.5% of the total Limited Partnership Units outstanding exchanged for common shares of AeroCentury. Therefore, as of that date, JetFleet and JetFleet II have ceased to exist as independent entities.

         The January 1, 1998 consolidation was treated as a pooling-of-interests and, accordingly, the consolidation costs of $502,383 were expensed on the books of AeroCentury Corp. as incurred.

         On January 16, 1998, AeroCentury Corp. was listed on the American Stock Exchange under the symbol ACY.